Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

February 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re:        ClearBridge Energy MLP Opportunity Fund Inc.

Dear Mr. Di Stefano:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission a post-effective amendment to the Fund’s Registration Statement on Form N-2 (File Nos. 333-186784 and 811-22546) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended. The purpose of this post-effective amendment is to include the Fund’s audited financial statements for the year ended November 30, 2013 pursuant to Section 10(a)(3) of the Securities Act and to make other non-material updates. We would appreciate having this post-effective amendment declared effective as soon as possible and would be happy to provide a blackline by electronic mail or otherwise showing updates made in this post-effective amendment.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Benjamin Wells of this firm at 212-455-2516.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: George P. Hoyt